FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 of the Securities Exchange Act of 1934

For 12 August 2002
Commission File Number 0-30358

Ebookers plc
(Name of Registrant)

25, Farringdon St, LONDON, EC4A 4AB
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable.

Enclosure:	Page
Q2 2002 Financial Results	

FINAL

ebookers plc

EBOOKERS ANNOUNCES CONTINUED STRONG PERFORMANCE

- Current trading good as consumer shift to internet continues -

12 August 2002: - ebookers plc, Europe's leading online travel agency (LSE: EBR, Nasdaq: EBKR), today announces financial results for Quarter Two and the Half Year ending 30 June 2002:

Highlights for Quarter Two *(UK GAAP)*

Gross sales rise by 46% organically to £71m ($104m) maintaining No.1 position in Europe.

Margin improves year on year from 9.5% to 10.5%.

Indian back office investment for future cost savings continues - £0.6m ($0.8m) of operating expenditure this quarter.

Loss after tax reduces to £3.5m ($5.1m) from £8.6m ($12.3m) in Quarter Two last year.

Net cash balance grows to £23.9m ($36.6m) (Q1 2002: £22.5m, $32.1m).

Management team strengthened with key appointments.

Nigel Addison Smith, CFO ebookers plc commented:

"We are building one of the industry's most competitive cost structures. Not only are we building a low cost back office centre in India, we are also developing Dublin as a second multi-lingual centre to service our customers throughout Europe. These assets give us excellent low cost scalability and allow us to easily strip costs out of future acquisitions."

Dinesh Dhamija, CEO ebookers plc commented:

"These results show that our online model is developing well despite weakness in the rest of the travel industry. We continue to have the largest online merchant content in Europe. With our strengthened management team with its deep knowledge of travel and our improving technology, we are well positioned for continued strong performance in the future."

Chairman's Statement

On behalf of the Board I am pleased to announce ebookers plc's financial results for Quarter Two and the Half Year ended 30 June 2002. I would like to thank all of our staff for their efforts in achieving these strong figures.

As ebookers' Chief Executive Officer, as well as its biggest shareholder, my interests are firmly aligned with our investors in achieving shareholder value. I aim to deliver both growth and profitability.

Growth

ebookers' organic growth rate was 46% for Quarter Two (year over year), compared to 38% for Quarter One. This increase results from the continued integration and streamlining of acquisitions. Organic growth remains a key focus and in the current Half Year we are launching two major technology implementations to increase the sale of high-margin non-air travel products:

> *Dynamic packaging*
> Market leading dynamic "Shopping Basket" will allow customers to build their own competitively priced packages from ebookers' discrete discount inventory covering hotels, car hire, flights and insurance. Further products to be added include trains and cruises.
>
> *Advanced hotel booking engine*
> Content-rich booking engine incorporating an advanced revenue management system optimising both gross profit and customer value. Cross-sell capability will proactively suggest hotels to all customers booking flights.

As well as organic growth ebookers continues to actively seek acquisitions in order to fulfill its target of a £1bn ($1.5bn) gross sales run rate within the medium term. Any acquisitions must be earnings enhancing and made at competitive prices, in absolute terms and also when benchmarked against other transactions within the industry. In particular, some offline companies offer excellent value. Like Flightbookers acquired in November 2000, these companies can then be migrated onto online platforms and thus deliver high percentage growth. There are as many as 50 companies fitting our acquisition profile in the European market.

Profitability

In combination with growth, ebookers aims to achieve profitability through increasing cost efficiency. Already in Quarter Two ebookers' core European operation reached EBITDA breakeven before stock compensation, even including head office costs. Excluding the start up costs of India (£0.6m) and Interlinebookers (£0.3m) and stock compensation (£0.6m), the group would have been at EBITDA breakeven.

India underlines ebookers' commitment to a profitable cost structure. During the Half Year period the headcount in India has increased to 350, with training underway for all new employees. Indian functions include: email sales and overflow telesales, customer service, ticketing, air and land product support, accounting, competitor pricing analysis, and IT development. European subsidiaries are migrating functions to India where it is cost efficient to do so with staff being transferred chiefly to customer-facing roles. We expect our European cost base to remain static in the medium term, with activity focused on sales, product and marketing. Our Indian office will service future growth at much reduced cost. ebookers is investigating other ways of maximizing the benefits of its Indian operation, including selling its services to other travel companies.

As well as developing our Indian operations we are developing Dublin as a second multi-lingual customer service centre. Ireland offers both a lower cost base, supported by development grants from the Irish government, as well as full multi lingual capabilities that can service all of our European markets.

Our technology continues to support cost control and integration objectives. A new web-based nine-language mid-office system is currently in beta testing with full roll-out during the next three months. This will enable increased straight through processing and reduced fulfilment costs.

Board Appointments

I would like to welcome to the board Nigel Addison Smith from First Choice, Air 2000 and KPMG, as Chief Financial Officer, and John Donaldson, former CEO of Thomas Cook as Non-Executive Director. These appointments are indicative of ebookers' strategy of strengthening its management with seasoned industry professionals with large company experience.

Additionally in June 2002 ebookers made the non-board appointment of Philip Dale to Chief Information Office. Previously he was Chief Technology Officer of Priceline.com in Europe, and Vice President Development in the United States. His experience with high volume bookings at Priceline.com will help ensure that our technology continues to remain robust and scaleable. He is a specialist in all areas of travel technology and has also worked in senior positions for Sabre, AMR Corp (the parent of American Airlines and Sabre) and SITA, the world's leading provider of global information and telecommunications solutions to the air transport industry.

Financial

Quarter Two has seen weak demand in the general travel market, yet despite this gross sales at £71m were up 17% on Quarter One and 46% year over year. This clearly shows the strengthening of the ebookers business in tough market conditions.

Our gross profit margin as a percentage of gross sales was 10.5% compared to 9.5% a year ago. Margins have been under pressure from airlines lowering fares closer to our merchant fares in their efforts to boost load factor. However, we have been expanding our higher margin businesses of hotels, car hire and travel insurance. As airlines bring capacity into line with demand we should see our airline margins improve. For the Half Year gross profit margin was 10.8% compared to 9.9% the year before.

Quarter Two operating expenses, excluding stock compensation at £10.7m were up 4% on Quarter One reflecting the cost of our investment in recruiting and training our customer support staff in Delhi, and temporary duplicate costs in Europe. They are down 16% on the same period last year. Further spending reviews are underway particularly as we improve our internal IT capability and as we further streamline into one integrated pan-European business.

Loss after tax improved to £3.5m in Quarter Two compared to £8.6m year over year. For the Half Year loss was £7.0m compared to £17.2m the year before. Net cash position at £23.9m (net of £0.8m of loans and overdrafts) was up £1.4m against 31 March 2002. This reflects our strengthening operating cash flow.

Current Trading

Trading in the third quarter has been good and we expect to deliver further growth.

Outlook

With the low cost scalability given by its Indian back office, its strengthened management and improving technology, ebookers is well positioned to take advantage of continuing growth in the online travel sector.

Enquiries

ebookers plc
Oliver Strong — +44 (0) 20 7489 2239
oliver.strong@ebookers.com — +44 (0) 7771 934 153

Cubitt Consulting (UK)
Peter Ogden — +44 (0) 20 7367 5117
peter.ogden@cubitt.com

Jeffrey Friedland — +1 303 282 5767
jof@friedlandcapital.com — +1 646 623 3025

Kirchhoff Consult (Germany)
Elise Vanier — +49 69 7474 8617
elise.vanier@kirchhoff.de

Investor Conference Call and Webcast

When: Monday 12 August 2002 at 15:00 GMT / 1600 BST / 17:00 CEST & 11:00 ET.

Where: For registration of the live event please click on the link below:

Click here to access the live broadcast.

Should you wish to take part in the Conference Call, please dial one of the following numbers:

US dial in +1 303 713 7888
UK dial in 020 8240 8248

International +44 20 8240 8248

If you are unable to participate during the live audio webcast, the event will be archived on the same URL as listed above for 90 days from the date of the event or can be accessed via the investor relations site of ebookers.com.

About ebookers plc

ebookers plc is a leading European online travel agency headquartered in London and selling to customers in 11 European countries - Denmark, Finland, France, Germany, Ireland, Netherlands, Norway, Spain, Sweden, Switzerland and the UK. In 2001 the company opened a low cost back office facility in India. ebookers specialises in the sale of discount travel products secured through its strong relationship with the world's leading travel suppliers - including airlines, hotels, car hire companies, travel insurance providers, and cruise lines. Formed as a separate company in 1999, ebookers has roots in the travel industry of more than 20 years, and began as the internet arm of UK-based Flightbookers plc in 1996. ebookers is traded on the London Stock Exchange and the Nasdaq in New York. It is due to delist from Germany's Geregelter Markt (Regulated Market) in October 2002.

Disclaimer

CONSOLIDATED PROFIT AND LOSS ACCOUNT [Prepared in accordance with UK GAAP]	Quarter ended £'000 30-Jun-02 *(unaudited)*	Quarter ended £'000 30-Jun-01 *(unaudited)*	Quarter ended £'000 31-Mar-02 *(unaudited)*	Half Year ended £'000 30-Jun-02 *(unaudited)*	Half Year ended £'000 30-Jun-01 *(unaudited)*
GROSS SALES	**70,988**	**48,693**	**60,636**	**131,624**	**90,995**
TURNOVER	50,914	40,137	45,050	95,964	73,475
Cost of Sales	(43,436)	(35,491)	(38,337)	(81,773)	(64,485)
Gross Profit	7,478	4,646	6,713	14,191	8,990
Marketing and sales	(4,281)	(5,896)	(3,462)	(7,743)	(11,950)
Technology costs	(751)	(676)	(717)	(1,468)	(1,339)
General and administrative expenses	(3,393)	(3,752)	(3,840)	(7,233)	(7,832)
Total operating expenses (excluding stock compensation cost and depreciation and amortisation)	(8,425)	(10,324)	(8,019)	(16,444)	(21,121)
EBITDA (excluding stock compensation)	(947)	(5,678)	(1,306)	(2,253)	(12,131)
Depreciation	(1,059)	(1,184)	(1,057)	(2,116)	(2,050)
Amortisation	(1,192)	(1,257)	(1,192)	(2,384)	(2,409)
Stock compensation cost	(634)	(294)	(67)	(701)	(495)
OPERATING LOSS	(3,832)	(8,413)	(3,622)	(7,454)	(17,085)
Other interest receivable and similar income	276	345	153	429	730
Interest payable and similar charges	-	(547)	(26)	(26)	(821)
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION	(3,556)	(8,615)	(3,495)	(7,051)	(17,176)
Tax credit / (charge) on loss on ordinary activities	87	(11)	(8)	79	(13)
RETAINED LOSS FOR THE FINANCIAL YEAR	**(3,469)**	**(8,626)**	**(3,503)**	**(6,972)**	**(17,189)**
Weighted average number of shares '000*	48,724	46,510	46,833	47,784	45,903
Basic and diluted loss per share*	£(0.07)p	£(0.19)p	£(0.07)p	£(0.15)p	£(0.37)p

CONSOLIDATED QUARTERLY BALANCE SHEET **[Prepared in accordance with UK GAAP]**	**30-Jun-02** **£'000** ***(unaudited)***	**30-Jun-01** **£'000** ***(unaudited)***	**31-Mar-02** **£'000** ***(unaudited)***	**31-Dec-01** **£'000** ***(audited)***
FIXED ASSETS				
Intangible assets	13,236	18,372	14,428	15,040
Tangible assets	5,199	6,816	6,041	6,180
	18,435	25,188	20,469	21,220
CURRENT ASSETS				
Debtors	8,808	7,583	8,505	5,707
Cash at bank and in hand	24,723	28,903	23,007	20,098
	33,531	36,486	31,512	25,805
CREDITORS: amounts falling due within one year	(33,376)	(26,876)	(30,679)	(22,046)
NET CURRENT ASSETS	155	9,610	833	3,759
TOTAL ASSETS LESS CURRENT LIABILITIES	18,590	34,798	21,302	24,979
CREDITORS: amounts falling due after more than one year	-	(1,633)	(50)	(200)
NET ASSETS	**18,590**	**33,165**	**21,252**	**24,779**
CAPITAL AND RESERVES				
Called up share capital	6,982	6,519	6,557	6,557
Share premium account	73,402	68,213	68,525	68,525
Merger reserve	2,194	2,194	2,194	2,194
Shares to be issued	18,587	22,823	23,206	23,139
Profit and loss account	(82,575)	(66,584)	(79,230)	(75,636)
EQUITY SHAREHOLDERS' FUNDS	**18,590**	**33,165**	**21,252**	**24,779**

CONSOLIDATED CASHFLOW STATEMENT	Quarter ended	Quarter ended	Quarter ended	6 months ended	6 months ended
[Prepared in accordance with UK GAAP]	30-Jun-02 (unaudited)	30-Jun-01 (unaudited)	31-Mar-02 (unaudited)	30-Jun-02 (unaudited)	30-Jun-01 (unaudited)
Net cashflow from operating activities *(see Note 2)*	1,576	(2,637)	3,419	4,995	(4,096)
Returns on investment and servicing of finance					
Interest received	276	345	153	429	730
Interest paid	(19)	(47)	(26)	(45)	(89)
Net cashflow from returns on investment and servicing of finance	257	298	127	384	641
Taxation	-	(68)	-	-	(2)
Capital expenditure and financial investment					
Payments to acquire intangible fixed assets	-	(142)	-	-	(142)
Payments to acquire tangible fixed assets	(217)	(558)	(918)	(1,135)	(1,681)
Net cashflow from capital expenditure and financial investment	(217)	(700)	(918)	(1,135)	(1,823)
Acquisitions					
Payments to acquire subsidiary undertakings	-	(31)	-	-	(31)
Cash acquired with subsidiary	-	414	-	-	414
Acquisitions and disposals	-	383	-	-	383
Net cashflow before financing	1,616	(2,724)	2,628	4,244	(4,897)
Financing					
Issue of shares	50	108	-	50	108
Capital element of finance lease repayments	(200)	(200)	(250)	(450)	(313)
New finance leases	-	1,273	-	-	1,273
Net cashflow from financing	(150)	1,181	(250)	(400)	1,068
Increase/(decrease) in cash in the period	**1,466**	**(1,543)**	**2,378**	**3,844**	**(3,829)**

NOTES TO THE ACCOUNTS

1. Segmental analysis and other trading information

SEGMENTAL ANALYSIS	Gross Sales				Turnover			
	Quarter ended £'000's 30-Jun-2002 *(unaudited)*	Quarter ended £'000's 30-Jun-2001 *(unaudited)*	Half Year ended £'000's 30-Jun-2002 *(unaudited)*	Half Year ended £'000's 30-Jun-2001 *(unaudited)*	Quarter ended £'000's 30-Jun-2002 *(unaudited)*	Quarter ended £'000's 30-Jun-2001 *(unaudited)*	Half Year ended £'000's 30-Jun-2002 *(unaudited)*	Half Year ended £'000's 30-Jun-2001 *(unaudited)*
United Kingdom	46,245	27,159	89,577	53,705	37,489	24,698	71,836	46,033
Europe	24,743	21,534	42,047	37,290	13,425	15,439	24,128	27,442
	70,988	48,693	131,624	90,995	50,914	40,137	95,964	73,475
	Gross Profit				**Operating Profit/(Loss)**			
	Quarter ended £'000's 30-Jun-2002	Quarter ended £'000's 30-Jun-2001	Half Year ended £'000's 30-Jun-2002	Half Year ended £'000's 30-Jun-2001	Quarter ended £'000's 30-Jun-2002	Quarter ended £'000's 30-Jun-2001	Half Year ended £'000's 30-Jun-2002	Half Year ended £'000's 30-Jun-2001
Head Office	N/A	N/A	N/A	N/A	(4,148)	(8,793)	(7,650)	(15,828)
UK	4,785	2,758	9,657	5,567	53	(804)	50	(979)
Europe	2,693	1,888	4,534	3,423	263	1,184	146	(278)
	7,478	4,646	14,191	8,990	(3,832)	(8,413)	(7,454)	(17,085)

Gross Sales is the total transaction value of all our services. It includes the total transaction value of negotiated and published fares.

Turnover is the full value of negotiated travel products and other revenue, and the commission with respect to published airfares.

	Quarter ended 30-Jun-02	Quarter ended 31-Mar-02	Half Year ended 30-Jun-02	Half Year ended 30-Jun-01
Total bookings (no.)	139,150	117,897	257,047	179,372
Average transaction value per booking (£)	510	514	512	507

2. **Note reconciling operating (loss) to operating cash flow**

	Quarter ended 30-Jun-02 £'000	Half Year 30-Jun-02 £'000
Operating loss	(3,832)	(7,454)
Depreciation	1,059	2,116
Amortisation of goodwill	1,192	2,384
Stock compensation	634	701
Movement in debtors	(303)	(3,101)
Movement in creditors	2,703	10,317
Exchange gains/losses	123	32
Cash inflow from operating activities	1,576	4,995

3. **Reconciliation of net cash flow to movement in net funds**

	Quarter ended 30-Jun-02 £'000	Half Year 30-Jun-02 £'000
Increase/(decrease) in cash in the period	1,716	4,625
(Increase)/decrease in overdraft in the period	(250)	(781)
	1,466	3,844
Cash outflow from decrease in lease financing	200	450
Change in net funds resulting from cash flows	**1,666**	**4,294**
Movement in net funds in the period	1,666	4,294
Net funds at 1 April/January	21,492	18,864
Net funds at 30 June 2002	**23,158**	**23,158**

4. **Accounting policies**

These interim accounts have been prepared on the basis of accounting policies as set out in the annual financial statements at 31 December 2001.

5. **Statutory information**

The financial information for the 3 month and the 6 month periods ended 30 June 2002 and 2001 have neither been audited nor reviewed by the Group's auditors and do not constitute accounts within the meaning of section 240 of the Companies Act 1985. The financial information for the year ended 31 December 2001 is abridged from the statutory accounts which have been reported on by the Group's auditors, Deloitte & Touche, and which have been filed with the Registrar of Companies. The report of the auditors thereon was unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

RECONCILIATION BETWEEN UK AND US GAAP

For the quarter ended 30 June 2002

	£'000
Retained Loss for the period 1 April 2002 to 30 June 2002 Reported in the consolidated profit and loss account for the period under UK GAAP	**(3,469)**
Amortisation of goodwill arising under UK GAAP	1,192
Increase of stock compensation under US GAAP	(4,797)
Amounts received from trade partner	75
Loss for the period 1 April 2002 to 30 June 2002 under US GAAP	**(6,999)**
	$'000
Loss for the period 1 April 2002 to 30 June 2002 under US GAAP*	**(10,226)**

*Translated in US $ at average exchange rate for the period of $1.461 per £1

For the half year 30 June 2002

	£'000
Retained Loss for the period ended 1 Jan 2002 to 30 June 2002 Reported in the consolidated profit and loss account for the period under UK GAAP	**(6,972)**
Amortisation of goodwill arising under UK GAAP	2,384
Increase of stock compensation under US GAAP	(4,816)
Amounts received from trade partner	175
Loss for the period 1 Jan 2002 to 30 June 2002 under US GAAP	**(9,229)**
	$'000
Loss for the period 1 Jan 2002 to 30 June 2002 under US GAAP*	**(13,327)**

*Translated in US $ at average exchange rate for the period of $1.444 per £1

	£'000
Shareholders funds as reported in the consolidated balance sheet under UK GAAP	**18,590**
Net assets of Carbookers Limited	43
Amortisation of goodwill for 2002 under UK GAAP	2,384
Goodwill arising on the acquisition of the electronic commerce division of Flightbookers plc net of accumulated amortisation at 31 December 2001	(1,799)
Goodwill arising on the acquisition of ebookers.ie Limited net of accumulated amortisation at 31 December 2001	(566)
Amount received from trade partner	(725)
Shareholders funds as reported in the consolidated balance sheet under US GAAP	**17,927**
	$'000
Shareholders funds as reported in the consolidated balance sheet under US GAAP	**27,428**

*Translated in US $ at average exchange rate for the period of $1.53 per £1

CONSOLIDATED PROFIT AND LOSS ACCOUNT [Prepared in accordance with US GAAP]	Quarter ended $'000 30-Jun-02 *(unaudited)*	Quarter ended $'000 30-Jun-01 *(unaudited)*	Quarter ended $'000 31-Mar-02 *(unaudited)*	Half Year ended $'000 30-Jun-02 *(unaudited)*	Half Year ended $'000 30-Jun-01 *(unaudited)*
Revenue	11,034	6,611	9,729	20,744	12,957
Operating expenses					
Marketing and sales	(6,254)	(8,390)	(4,944)	(11,180)	(17,224)
General and administrative expenses	(4,958)	(962)	(5,483)	(10,445)	(11,287)
Technology	(1,097)	(5,339)	(1,024)	(2,120)	(1,930)
Stock compensation expense	(7,935)	(1,950)	(123)	(7,967)	(2,104)
Loss on termination of operations	-	(347)	-	-	(352)
Total operating expenses (excluding depreciation and amortisation)	(20,244)	(16,988)	(11,574)	(31,712)	(32,897)
EBITDA	(9,210)	(10,377)	(1,845)	(10,968)	(19,940)
Depreciation	(1,547)	(1,338)	(1,510)	(3,055)	(2,602)
Amortisation	-	(1,481)	-	-	(2,850)
Continuing operations	(10,757)	(12,820)	(3,355)	(14,023)	(25,012)
Acquisitions	-	(376)	-	-	(380)
OPERATING LOSS	(10,757)	(13,196)	(3,355)	(14,023)	(25,392)
Other income/(expenses)					
Interest income	403	491	219	619	1,052
Interest expense	-	(778)	(37)	(38)	(1,183)
LOSS FROM OPERATIONS BEFORE INCOME TAXES	(10,354)	(13,483)	(3,173)	(13,442)	(25,523)
Income tax provision	128	(16)	(11)	115	(19)
NET LOSS	(10,226)	(13,499)	(3,184)	(13,327)	(25,542)
Weighted average number of shares '000	**48,724**	**46,510**	**46,833**	**47,784**	**45,903**
Adjusted loss per ADR (1 ADR=2 Ordinary Shares)*	**$(0.09)c**	**$(0.48)c**	**$(0.13)c**	**$(0.22)c**	**$(1.02)c**
Average exchange rate for the period ($ per £)	**1.461**	**1.423**	**1.428**	**1.444**	**1.441**

**Adjusted loss per share is excluding stock compensation expenses*

CONSOLIDATED QUARTERLY BALANCE SHEET [Prepared in accordance with US GAAP]	30-Jun-02 $'000 *(unaudited)*	30-Jun-01 $'000 *(unaudited)*	31-Mar-02 $'000 *(unaudited)*	31-Dec-01 $'000 *(unaudited)*
ASSETS				
Current assets:				
Cash and cash equivalents	37,826	40,898	32,808	29,229
Accounts receivable	6,425	4,447	8,433	2,768
Prepaid expenses	1,750	3,809	904	2,604
Other current assets	5,367	2,536	2,852	2,990
Total current assets	51,368	51,690	44,997	37,591
Property, plant, furniture and equipment, net	7,657	7,617	7,541	7,555
Other non-current assets	298	2,076	1,074	1,432
Goodwill, net	20,280	21,986	18,900	18,433
TOTAL ASSETS	**79,603**	**83,369**	**72,512**	**65,011**
LIABILITIES AND STOCKHOLDERS EQUITY				
Current liabilities:				
Bank overdraft	1,195	-	757	-
Accounts payable	29,654	26,898	24,671	17,189
Accrued expenses and other current liabilities	21,326	18,565	27,023	24,111
Total current liabilities	52,175	45,463	52,451	41,300
Other liabilities	-	2,311	-	-
Total liabilities	52,175	47,774	52,451	41,300
Stockholders' equity:				
Common stock	10,682	9,224	9,350	9,535
Additional paid-in capital	124,245	101,918	101,221	103,106
Accumulated deficit	(107,780)	(75,783)	(90,471)	(88,571)
Accumulated other comprehensive loss	281	236	(39)	(359)
Total stockholders' equity	27,428	35,595	20,061	23,711
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	**79,603**	**83,369**	**72,512**	**65,011**
Exchange rate for the period end ($ per £)	**1.530**	**1.415**	**1.426**	**1.454**

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ebookers plc

August 12 2002

Dr Sanjiv Talwar
Managing Director